Exhibit 23.2

August 25, 2010

The Board of Directors
The Clorox Company
1221 Broadway
Oakland, CA 94612

Ladies and Gentlemen:

Notes 1 and 7 of Notes to the Consolidated Financial Statements of The Clorox Company (the “Company”) included in its Form 10-K for the year ended June 30, 2010 describes a change regarding the date of the Company’s annual goodwill and indefinite-lived intangible assets impairment assessment from the first day of the third quarter to the first day of the fourth quarter. There are no authoritative criteria for determining which date is preferable based on the particular circumstance; however, we conclude that such change is acceptable and, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP